Filed by Delek US Holdings, Inc
(Commission File No. 001-32868)
Pursuant to Rule 425 under the
Securities Act of 1933, as amended

Subject Company:
Alon USA Energy, Inc.
(Commission File No. 001-32567)

Regarding: Delek /Alon Merger Update
All,
We are currently making great strides toward the early summer transaction close date. Our integration teams continue to work well together and are looking forward to beginning work on the integration plans that have been developed once the transaction is closed.
We were impressed with the insightful and business oriented questions we received in the “Questions” mailboxes from the Alon and Delek teams. The primary questions were related to company compensation and benefits, employment status, and organizational structure and operations.
We know these questions are important to you and we are working diligently to provide you with a response via a Frequently Asked Questions (FAQ) document that we plan to communicate in the near future. We are committed to communicating as much information as possible when it becomes available and we are legally able to do so. Please look forward to seeing updates from me or our Communications Committee on these topics in the coming weeks.
If you have additional questions or topics you would like us to address, please continue to send your thoughts to questions@delekus.com. Thank you for your continued focus and dedication as we begin this next phase in our journey.
Uzi Yemin
Chairman, President, and CEO of Delek US Holdings, Inc.
_______
4/05/2017

Safe Harbor Provisions Regarding Forward-Looking Statements
This communication contains forward-looking statements that are based upon current expectations and involve a number of risks and uncertainties. Statements concerning current estimates, expectations and projections about future results, performance, prospects, opportunities, plans, actions and events and other statements, concerns, or matters that are not historical facts are “forward-looking statements,” as that term is defined under the federal securities laws.  These forward-looking statements include, but are not limited to, statements regarding the proposed merger with Alon, integration and transition plans, synergies, opportunities, anticipated future performance and financial position, and other factors.

Investors are cautioned that the following important factors, among others, may affect these forward-looking statements. These factors include but are not limited to: risks and uncertainties related to the expected timing and likelihood of completion of the proposed merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Delek US may not approve the issuance of new shares of common stock in the merger or that stockholders of Alon may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Delek US' common stock or Alon's common stock, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Delek US and Alon to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, uncertainty related to timing and amount of future share repurchases and dividend payments,  risks and uncertainties with respect to the quantities and costs of crude oil we are able to obtain and the price of the refined petroleum products we ultimately sell; gains and losses from derivative instruments; management's ability to execute its strategy of growth through acquisitions and the transactional risks associated with acquisitions and dispositions; acquired assets may suffer a diminishment in fair value as a result of which we may need to record a write-down or impairment in carrying value of the asset; changes in the scope, costs, and/or timing of capital and maintenance projects; operating hazards inherent in transporting, storing and processing crude oil and intermediate and finished petroleum products; our competitive position and the effects of competition; the projected growth of the industries in which we operate; general economic and business conditions affecting the southern United States; and other risks contained in Delek US’ and Alon’s  filings with the United States Securities and Exchange Commission.

Forward-looking statements should not be read as a guarantee of future performance or results and will not be accurate indications of the times at or by which such performance or results will be achieved.  Forward-looking information is based on information available at the time and/or management's good faith belief with respect to future events, and is subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements.  Delek US undertakes no obligation to update or revise any such forward-looking statements, except as required by applicable law or regulation.

No Offer or Solicitation
This communication relates to a proposed business combination between Delek US and Alon. This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It
This communication may be deemed to be solicitation material in respect of the proposed transaction between Delek US and Alon. In connection with the proposed transaction, Delek US and/or Alon may file one or more proxy statements, registration statements, proxy statement/prospectuses or other documents with the SEC. This communication is not a substitute for the proxy statement, registration statement, proxy statement/prospectus or any other documents that Delek US or Alon may file with the SEC or send to stockholders in connection with the proposed transaction. STOCKHOLDERS OF DELEK US AND ALON ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S) AND/OR PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Delek US and/or Alon, as applicable. Investors and security holders will be able to obtain copies of these documents, including the proxy statement/prospectus, and other documents filed with the SEC (when available) free of charge at the SEC's website, http://www.sec.gov. Copies of documents filed with the SEC by Delek US will be made available free of charge on Delek US’ website at http://www.delekus.com or by contacting Delek US’ Investor Relations Department by phone at 615-435-1366. Copies of documents filed with the SEC by Alon will be made available free of charge on Alon's website at http://www.alonusa.com or by contacting Alon's Investor Relations Department by phone at 972-367-3808.

Participants in the Solicitation
Delek US and its directors and executive officers, and Alon and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Delek US common stock and Alon common stock in respect of the proposed transaction. Information about the directors and executive officers of Delek US is set forth in the proxy statement for Delek US’ 2016 Annual Meeting of Stockholders, which was filed with the SEC on April 5, 2016, and in the other documents filed after the date thereof by Delek US with the SEC. Information about the directors and executive officers of Alon is set forth in the proxy statement for Alon's 2016 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2016, and in the other documents filed after the date thereof by Alon with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.